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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                     ------

                                    FORM 8-A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               CABOT CORPORATION
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)


                  Delaware                              04-2271897
------------------------------------------- -----------------------------------
   (State of incorporation or organization)          (I.R.S. Employer
                                                    Identification No.)
             75 State Street
          Boston, Massachusetts                         02109-1806
------------------------------------------- -----------------------------------
   (Address of principal executive offices)             (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class                     Name of each exchange
to be so registered                     on which each class
-------------------                     is to be registered
                                        -------------------

Preferred Stock Purchase Rights         New York Stock Exchange
                                        Boston Stock Exchange
                                        Pacific Stock Exchange

        If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c)(1), please check the following box. / /

        If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2), please check the following box. / /

Securities to be registered pursuant to Section 12(g) of the Act:

                                     None
--------------------------------------------------------------------------------
                               (Title of Class)


                              Page 1 of 81 Pages
                           Exhibit Index on Page 10


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Item 1.   Description of Securities to be Registered.
          ------------------------------------------

          On November 10, 1995, the Board of Directors of Cabot Corporation, a Delaware corporation (the "Corporation"), declared a dividend distribution of one preferred share purchase right (a "Right") for each outstanding share of Common Stock, par value $1.00 per share (the "Common Shares"), of the Corporation. The dividend is payable to the stockholders of record on November 24, 1995 (the "Record Date"), and with respect to Common Shares issued thereafter until the Distribution Date (as defined below) and, in certain circumstances, with respect to Common Shares issued after the Distribution Date. Except as set forth below, each Right, when it becomes exercisable, entitles the registered holder to purchase from the Corporation one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $1.00 per share (the "Preferred Shares"), at a price of $200 per one one-hundredth of a Preferred Share (the "Purchase Price") subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement, dated as of November 10, 1995 (the "Rights Agreement"), between the Corporation and The First National Bank of Boston (the "Rights Agent").

          Initially, the Rights will be attached to all certificates representing Common Shares then outstanding, and no separate Right Certificates (as hereinafter defined) will be distributed. The Rights will separate from the Common Shares on the close of business on the tenth day after the earlier to occur of (i) the first date of public announcement that a person or "group" (other than a Grandfathered Person, as hereinafter defined) has acquired beneficial ownership of 15% or more of the outstanding Common Shares (except pursuant to a Permitted Offer, as hereinafter defined), or (ii) the date of commencement of, or announcement of an intention to commence, a tender offer or exchange offer the consummation of which would result in a person or group becoming an Acquiring Person (as hereinafter defined) (such tenth day being called the "Distribution Date"). A person or group whose acquisition of Common Shares causes a Distribution Date pursuant to clause (i) above is an "Acquiring Person." The first date of public announcement that a person or group has become an Acquiring Person is the "Shares Acquisition Date."

          "Grandfathered Persons" include:
               (a)  any descendant of Godfrey L. Cabot (the
          deceased founder of the Corporation), or any spouse, widow or widower of any such descendant (any such descendants, spouses, widows and widowers collectively defined as the "Cabot Family Members");

               (b) any trust (including any voting trust) which is in existence on the date of this Agreement and which has been established by Godfrey L.

                              Page 2 of 81 Pages
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          Cabot or one or more Cabot Family Members, any estate
          of, or the executor or administrator of any estate of, or any guardian or custodian for, a Cabot Family Member who died on or before the date of this Agreement (such trusts, estates, executors, administrators or guardians or custodians collectively defined as the "Cabot Family Entities");

               (c)  any estate of, or the executor or
          administrator of any estate of, or any guardian or custodian for, a Cabot Family Member who dies after the date of this Agreement, or any trust established after the date hereof by one or more Cabot Family Members or Cabot Family Entities, provided that one or more Cabot Family Members or Cabot Family Entities, collectively, are the beneficiaries of at least 80% of the actuarially-determined beneficial interests in such estate or trust;

               (d) any charitable organization which qualifies as an exempt organization under Section 501(c) of the Internal Revenue Code of 1986, as amended ("Charitable Organization") which is established by one or more Cabot Family Members or Cabot Family Entities (a "Cabot Family Charitable Organization");

               (e) any corporation of which at least 80% of the voting power and at least 80% of the equity interest is held, directly or indirectly, by or for the benefit of one or more Cabot Family Members, Cabot Family Entities, estates, executors, administrators, guardians or custodians or trusts described in clause (c) above, or Cabot Family Charitable Organizations; and

               (f) any general partnership, limited partnership, organization or other entity or arrangement of which at least 80% of the voting interest and at least 80% of the economic interest is held, directly or indirectly, by or for the benefit of one or more Cabot Family Members, Cabot Family Entities, estates, executors, administrators, guardians or custodians, or trusts described in clause (c) above, or Cabot Family Charitable Organizations;

               provided, however, that a Grandfathered Person ceases to be a Grandfathered Person at the time that all or any part of its interest in the Common Shares becomes reportable on a Schedule 13D under the Securities Exchange Act of 1934, as amended (or any comparable or successor report) as part of a "group" (as such term is defined or used under Rule 13d-5(b) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended) which beneficially owns, directly or indirectly, 15% or more of the then outstanding Common Shares and

                              Page 3 of 81 Pages
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          includes one or more persons (including any affiliate
          or associate thereof) who (i) are not Grandfathered Persons and (ii) individually or in the aggregate beneficially own, directly or indirectly, in excess of 1% of the then outstanding Common Shares.

          For purposes of the definition of Grandfathered Person, the term "descendant" shall be deemed to include adopted children and the issue of such adopted children, including adopted issue, provided that any such adoptee is adopted before his or her eighteenth birthday.

          The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights) new Common Share certificates issued after the Record Date upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation or a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date (and to each initial record holder of certain Common Shares issued after the Distribution Date), and such separate Right Certificates alone will evidence the Rights.

          The Rights are not exercisable until the Distribution
Date and will expire at the close of business on November 10, 2005, unless earlier redeemed by the Corporation as described below.

          In the event that any person becomes an Acquiring Person (except pursuant to a Permitted Offer as defined below), or if a Section 13(a)(z) Event (as defined below) occurs, each holder of a Right will have (subject to the terms of the Rights Agreement) the right (the "Flip-In Right") to receive upon exercise the number of Common Shares, or, in the discretion of the Board of Directors, one one-hundredths of a Preferred Share (or, in certain circumstances, other securities of the Corporation) having a value (immediately prior to such triggering event) equal to two times the exercise price of the Right. Notwithstanding the foregoing, following the occurrence of an event described above, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person or any affiliate or associate thereof will be null and void. A "Permitted Offer" is a tender or exchange offer for all outstanding Common Shares which is at a price and on terms determined, prior to the purchase of shares under such tender or exchange offer, by the Board of Directors to be adequate

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(taking into account all factors that such Directors deem
relevant) and otherwise in the best interests of the Corporation, its stockholders and its other relevant constituencies (other than the person or any affiliate or associate thereof on whose behalf the offer is being made) taking into account all factors that such directors may deem relevant.

          If the Corporation does not have sufficient treasury stock or authorized and unissued Common Shares fully to honor the Rights, holders will be entitled to purchase the maximum number of Common Shares issuable and one one-hundredth of a Preferred Share, and the Corporation may issue additional Common Shares or other equity or debt securities upon exercise of the Rights. If the Corporation is unable to make sufficient Common Shares or other equity or debt available, the rights of holders to purchase Common Shares may be proportionately reduced. Under certain circumstances, the Board, at its option may also issue Common Shares in exchange for all or part of the exercisable Rights after the Distribution Date at the rate of one Common Share for each Right.

          In the event that, at any time following the Shares Acquisition Date, (i) the Corporation is acquired in a merger or other business combination transaction in which the holders of all of the outstanding Common Shares immediately prior to the consummation of the transaction are not the holders of all of the surviving corporation's voting power, or (ii) (herein referred to as a Section 13(a)(z) Event) more than 50% of the Corporation's assets or earning power is sold or transferred, in either case with or to an Acquiring Person or any affiliate or associate or any other person in which such Acquiring Person, affiliate or associate has an interest or any person acting on behalf of or in concert with such Acquiring Person, affiliate or associate, or, if in such transaction all holders of Common Shares are not treated alike, any other person, then each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right (the "Flip-Over Right") to receive, upon exercise, common shares of the acquiring company having a value equal to two times the exercise price of the Right. The holder of a Right will continue to have the Flip-Over Right whether or not such holder exercises or surrenders the Flip-In Right.

          The Purchase Price payable, and the number of one-hundredths of a Preferred Share or other securities issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

                              Page 5 of 81 Pages
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          The Purchase Price is also subject to adjustment in the
event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

          With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional one-hundredths of a Preferred Share will be issued and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day price to the date of exercise.

          Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $18.00 per share but, if greater, will be entitled to an aggregate dividend per share of 100 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $18.00 per share; thereafter, and after the holders of the Common Shares receive a liquidation payment of $0.18 per share, the holders of the Preferred Shares and the holders of the Common Shares will share the remaining assets in the ratio of one hundred to 1 (as adjusted) for each Preferred Share and Common Share so held, respectively. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive one hundred times the amount received per Common Share. These rights are protected by customary antidilution provisions. In the event that the amount of accrued and unpaid dividends on the Preferred Shares is equivalent to at least six full quarterly dividends, the holders of the Preferred Shares shall have the right, voting as a class, to elect two directors in addition to the directors elected by the holders of the Common Shares until all cumulative dividends on the Preferred Shares have been paid through the last quarterly dividend payment date or until non-cumulative dividends have been paid regularly for at least one year.

          At any time prior to the earlier to occur of (i) the close of business on the tenth day following the Shares Acquisition Date or (ii) the expiration of the Rights, and under certain other circumstances, the Corporation may redeem the Rights in whole, but not in part, at a redemption price of $.01 per Right (the "Redemption Price"). Additionally, following the Shares Acquisition Date, the Corporation may redeem the then outstanding Rights in whole, but not in part, at the Redemption Price, provided that such redemption is in connection with a merger or other business combination transaction or series of transactions involving the Corporation in which all holders of Common Shares are treated alike but not involving an Interested Stockholder (as defined in the Rights Agreement).

                      Page 6 of 81 Pages
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          All of the provisions of the Rights Agreement may be
amended by the Board of Directors of the Corporation prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended in order to cure any ambiguity, defect or inconsistency, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or, subject to certain limitations, to shorten or lengthen any time period under the Rights Agreement.

          Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Corporation, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders of the Corporation, stockholders may, depending upon the circumstances, recognize taxable income should the Rights become exercisable or upon the occurrence of certain events thereafter.

          As of November 1, 1995, there were 67,774,968 Common Shares issued and outstanding, including 29,685,900 Common Shares held in the treasury. As of November 1, 1995, there were 4,302,341 unissued Common Shares reserved for issuance under the Corporation's employee benefit plans. Each outstanding Common Share on the Record Date will receive one Right. As long as the Rights are attached to the Common Shares, the Corporation will issue one Right with each new Common Share so that all such shares will have attached rights. 1,000,000 Preferred Shares have been reserved for issuance upon exercise of the Rights.

          The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Corporation without conditioning the offer on (i) the Rights being redeemed, (ii) a substantial number of Rights being acquired or (iii) the offer being deemed a "Permitted Offer" under the Rights Agreement. However, the Rights should not interfere with any merger or other business combination in connection with a Permitted Offer or that is approved by the Corporation because the Rights are redeemable under certain circumstances.

          In connection with the issuance of the Rights, the Board of Directors of the Corporation intends to redeem the Corporation's existing preferred share purchase rights ("Old Rights") established in December 1986. Holders of record of the Old Rights as of the redemption date, which is also the Record Date for the Rights, will receive a redemption payment for the Old Rights equal to $.05 per Common Share.

          Attached hereto as Exhibit 1 and incorporated herein by reference is a copy of the Rights Agreement, dated as of November 10, 1995, between the Corporation and The First National Bank of Boston, as Rights Agent, specifying the terms of the Rights, including the exhibits thereto, as follows: Exhibit A -- The Form of Right Certificate;

                              Page 7 of 81 Pages
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Exhibit B -- The Summary of Rights to Purchase Shares; and Exhibit C -- The
Amended Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock of Cabot Corporation. The foregoing description of the Rights is qualified by reference to the Rights Agreement and the exhibits thereto.

Item 2.   Exhibits.
          --------

          1.   Rights Agreement, dated as of November
               10, 1995, between Cabot Corporation and
               The First National Bank of Boston, as
               Rights Agent, which includes, as
               Exhibit A thereto, the Form of Right
               Certificate, as Exhibit B thereto, the
               Summary of Rights to Purchase Shares and as Exhibit C thereto, the Amended
               Certificate of Designation, Preferences
               and Rights of Series A Junior
               Participating Preferred Stock of Cabot
               Corporation.

                              Page 8 of 81 Pages
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                        SIGNATURE

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                   CABOT CORPORATION


                                   By:  /s/ Kennett F. Burnes
                                        ------------------------
                                   Name:  Kennett F. Burnes
                                   Title: President

Dated:  November 13, 1995

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                                 EXHIBIT INDEX
                                 -------------


Exhibit                   Description                    Page
-------                   -----------                    ----
   1      Rights Agreement, dated as of November 10,      11
          1995, between Cabot Corporation and The
          First National Bank of Boston, as Rights
          Agent, which includes, as Exhibit A
          thereto, the Form of Right Certificate, as
          Exhibit B thereto, the Summary of Rights to
          Purchase Shares and as Exhibit C thereto,
          the Amended Certificate of Designation,
          Preferences and Rights of Series A Junior
          Participating Preferred Stock of Cabot
          Corporation.

                             Page 10 of 81 Pages